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September 18, 2006

Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc.
Registration Statement on Form SB-2
Filed August 9, 2006
File No. 333-136468

Dear Ms. Garnett:

We are counsel to GlobalOptions Group, Inc. (the “Company”) and are submitting, on behalf of the Company, its responses to the comment letter from the Division of Corporation Finance, dated September 5, 2006, relating to the filing of the Company’s Registration Statement on Form SB-2 (the “Registration Statement”). The Company’s responses are numbered to correspond to the Staff’s comments and are filed together with Amendment No. 1 to Registration Statement on Form SB-2 (the “Amended Registration Statement”), which amends the Company’s Registration Statement filed August 9, 2006.

General

1.
Please provide an analysis regarding whether the resale by North Sound Legacy International should be considered an indirect primary offering. In particular, please provide the following information in tabular form:

•
all cash payments made or to be made to North Sound, any affiliate of North Sound, or any person with whom North Sound has a contractual relationship regarding the transaction (including any payments made to "finders" or "placement agents") with footnote disclosure of the terms of each such payment; and

•
all discounts received or to be received by North Sound, any affiliate of North Sound, or any person with whom North Sound has a contractual relationship regarding the transaction; including any discounts to market should payments on the preferred shares be made in securities or any discounts to market in the exercise price of any warrants or options with footnote disclosure of the terms of each such discount; and

•	the dollar value of the common stock underlying the preferred shares that are registered for resale.

September 18, 2006

The Company believes that the resale of the Company’s common stock, par value $0.001 per share (“Common Stock”), underlying the Company’s series B convertible preferred stock, par value $0.001 per share ("Series B Preferred Stock"), and warrants to purchase Common Stock at an exercise price of $2.15 per share and warrants to purchase Common Stock at an exercise price of $2.85 per share (collectively the “Warrants,” and with the Series B Preferred Stock, the “Securities”) by North Sound Legacy International Ltd. and North Sound Legacy Institutional Fund LLC (collectively “North Sound”) is not an indirect primary offering. Our understanding is that the Commission has viewed an offering as an “indirect primary offering” in cases such as a “private equity line” transaction where there is not a true private placement prior to the resale or in cases where the offering of a large amount of securities by affiliates of the registrant suggests that the offering is “by or on behalf of the registrant” in the meaning of Rule 415(a)(4) of Regulation C. The Company does not believe that the current offering by North Sound fits into either of these categories.

Unlike the case of a “private equity line” transaction, the acquisition of the Securities by North Sound is complete, so that North Sound currently bears the full market risk of its investment in the Securities. Accordingly, the Company believes that the Securities were acquired by North Sound in a true private placement transaction under Securities Act Section 4(2) and Regulation D.

Nor should North Sound be considered an affiliate of the Company such that the offering by it would be deemed “by or on behalf of the registrant.” As a result of the Beneficial Ownership Cap (defined and described below in our response to Question 3), North Sound’s ownership of the Series B Preferred Stock and Warrants does not give North Sound the right to acquire or vote greater than 4.99% of the Company’s Common Stock within 60 days. In addition, North Sound has no prior relationship with the Company and North Sound does not possess the power to direct management or the policies of the Company, through Board representation, voting rights or otherwise. For these reasons, the Company has determined that North Sound is a passive investor and is not an affiliate of the Company. Accordingly, the resale by North Sound of the Common Stock underlying the Series B Preferred Stock and Warrants should not be deemed an offering “by or on behalf of” the Company.

Finally, the Company believes that since the Securities were sold in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and North Sound was at market risk at the time of the filing of the Registration Statement, the Registration Statement should qualify as a resale Registration Statement. If North Sound chooses to convert the Securities to Common Stock after the effectiveness of the Registration Statement, North Sound would be irrevocably bound to convert at a set conversion price which is not based on market price or a fluctuating ratio. SEC Telephone Interpretation 3S (March 1999 Supplement).

The Company believes the aforementioned reasoning and the foregoing tabular information support its conclusion that the resale by North Sound should not be considered an indirect primary offering.

September 18, 2006

	Cash Payments Paid or to be Paid	Discounts Received or to be Received(1)
North Sound	$0	$0
Affiliates of North Sound	$0	$0
Contractual Relationship with North Sound	$55,000 (2)	$0

(1) On June 28, 2006, the Company issued the Notes (as defined below) to North Sound all of which, pursuant to their terms, were automatically converted on June 29, 2006 into Series B Preferred Stock having a liquidation preference equal to 115% of the principal and interest then outstanding on the Notes and the associated Warrants.

(2) Represents legal fees of North Sound related to the transaction reimbursed or to be reimbursed by the Company.

Dollar Value of Common Stock Registered for Resale Underlying Series B Preferred Shares	$53,070,000 (1)

(1) Based on closing price of $2.00 per share of Common Stock on the Over the Counter Bulletin Board on September 11, 2006.

In addition, please provide the following information in tabular form:

•	the total proceeds you received from North Sound from the sale of the preferred shares;

•	all cash payments that are included in the table described above; and

•	the resulting net proceeds you received.

Total Proceeds Received from North Sound from the Sale of the Notes converted into the Preferred Shares	$30,000,000
All Cash Payments Included in the table described above	$55,000
Resulting Net Proceeds	$29,945,000

September 18, 2006

2.
Please provide in tabular form all prior securities transactions between you (or any of your predecessors) and North Sound, any affiliate of North Sound, or any person with whom North Sound has a contractual relationship regarding the transaction (or any predecessors of those persons). The table should include the following information for each transaction:

•	the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary), and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Other than the sale on June 28, 2006 of $30,000,000 of 8% Promissory Notes due on June 30, 2006 (the “Notes”) which were automatically converted into Series B Preferred Stock and Warrants on June 29, 2006 in accordance with the terms of the Notes, there were no prior securities transactions between the Company and North Sound or any affiliate of North Sound.

3.
Please provide an analysis comparing the number of shares underlying the convertible preferred shares and warrants held by North Sound that are registered for resale to the number of outstanding shares held by persons other than the shares registered in this offering and shares held by :

•	affiliates of North Sound;

•	any person with whom North Sound has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

•	affiliates of the issuer.

The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

September 18, 2006

As of September [5], 2006:

•
There are 29,119,100 shares of Common Stock underlying the Series B Preferred Stock and the Warrants held by North Sound. The Series B Preferred Stock Certificate of Designation and the Warrants contain a 4.99% beneficial ownership cap (“Beneficial Ownership Cap”) limiting the beneficial ownership (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of North Sound to 4.99%, by prohibiting North Sound from converting its shares of Series B Preferred Stock or exercising its Warrants if such conversion or exercise would result in North Sound and affiliates holding greater than 4.99% of the Company’s Common Stock. The Beneficial Ownership Cap also restricts the ability of North Sound to vote its shares of Series B Preferred Stock together with the Company’s Common Stock to the extent that such vote would exceed 4.99% of the Company’s Common Stock. Since the Beneficial Ownership Cap requires a minimum 61 day notice to waive the restriction, there is no “right to acquire” the Common Stock underlying the Securities within 60 days; and

•
Non-affiliates of the Company or North Sound held 7,838,724 issued and outstanding shares of Common Stock, not including any unissued shares of Common Stock underlying any outstanding convertible securities, options or warrants as set forth in the chart below.

Total Shares of Common Stock Outstanding	19,829,544
North Sound	0
Affiliates of North Sound	0
Contractual Relationship with North Sound	0
Affiliates of the Issuer	11,990,820
Non-Affiliates	7,838,724

4.	Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

The undertaking has been provided in accordance with the Staff’s comment.

Closing

For your convenience, under separate cover we will deliver to you:

September 18, 2006

•	four (4) marked copies of the Amended Registration Statement (compared to the Registration Statement filed on August 9, 2006);

•	four (4) clean copies of Amended Registration Statement.

In addition please be advised that we have included as a separate correspondence a letter from the Company as requested. We welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2220.

Very truly yours,

/s/ Robert H. Friedman

cc:	Harvey W. Schiller, Ph.D.
Jeff Nyweide
Howard Yeaton